

Mail Stop 3720

December 3, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

> **RE: Vector Intersect Security Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 23, 2008**
> **File No. 000-52247**

Dear Mr. Eitan:

    We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director

cc: <u>via facsimile</u>
       Giovanni Caruso, Esq.
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP